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                                                                    EXHIBIT 11.1

                                  Tekgraf, Inc.


                        COMPUTATION OF EARNINGS PER SHARE
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                         FOR THE YEAR ENDED
                                                                             DECEMBER 31,
                                                                           1998        1997
                                                                           ----        ----
         Net income (loss)                                               $   91     $  (393)
         Basic and diluted weighted average number of common shares
           Common shares                                                  5,889       2,581

         Basic and diluted net income (loss) per share                   $ 0.02      $(0.15)